Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First State Bank of North Texas

Commission File No. 333-106000

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc. SM	Dan Rollins
Prosperity Bank Plaza	Senior Vice President
4295 San Felipe	713.693.9300
Houston, Texas 77027	dan.rollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC.SM

TO ACQUIRE

FIRST STATE BANK of NORTH TEXAS

Prosperity Bank to increase Dallas area presence to 12 locations

Increases Dallas area deposit base to approximately $500 million

HOUSTON, October 6, 2003. Prosperity Bancshares, Inc. SM (NASDAQ: PRSP) announced today the signing of a definitive agreement to acquire First State Bank of North Texas.

First State Bank of North Texas, operating with the fourth (4th) oldest state bank charter within Texas, is privately held and operates four (4) banking offices in the Dallas area. As of September 30, 2003, First State Bank of North Texas had total assets of $100.7 million, loans of $20.1 million, deposits of $91.4 million and shareholders’ equity of $8.8 million. First State Bank was listed in the ABA Banking Journal’s July 2003 issue as one of the “Top Performers—Best Community Banks by 1 year ROE for S banks with assets under $1 billion” and was also recognized by the Independent Bankers Association as the “Top Performing Community Bank for the year 2001 for S Corp Banks $75-$150 million.”

Prosperity Bancshares, Inc. SM, a regional financial holding company, placed 82nd on Fortune magazine’s annual ranking of “America’s 100 Fastest-Growing Companies” as published in the

September 2003 issue. This distinction is one of several for Prosperity over the past few months. Other performance-based honors include ABA Banking Journal (Best of the Big Banks—The Top 50); Fortune Small Business (The FSB 100—America’s Fastest Growing Small Companies); Houston Chronicle (Top 100 Houston Companies) and US Banker (Top 100 Publicly Traded Mid-Tier Banks).

“We are excited and pleased to be joining forces with Prosperity. Outstanding customer service and improved products and services make this merger a good fit for our customers and employees. We look forward to joining the Prosperity team and building on their track record of customer focused products with local decision makers,” said Alfi Scherer, President of First State Bank of North Texas. Scherer will join the Prosperity Bank SM Board of Directors upon consummation of the merger.

“This merger continues our string of strategic acquisitions. The combination of First State Bank of North Texas with Prosperity will create a $2.3 billion regional community bank with market capitalization of approximately $440 million. It increases our asset base in the Dallas area—one of the fastest growing metropolitan areas in the nation—and provides us with an opportunity to enhance our revenues and earnings over the next several years,” commented David Zalman, Chief Executive Officer and President of Prosperity.

“This is the fifth acquisition in Dallas since October 2002 and is an excellent geographic fit with our existing Dallas franchise,” added Mark Lovvorn, Prosperity’s Dallas Area Chairman. “Together, our combined organization will be able to offer our customers a broader and more sophisticated array of products and services, while continuing to provide the highest level of customer and community service.”

“We continue to believe that our commitment to building customer relationships will lead to increased shareholder value. Our style of banking—true relationship banking, where customers actually talk to decision makers—has allowed us to grow from a small single location with $50 million in assets in 1987 into the dynamic organization we are today,” said Prosperity’s Senior Vice President Dan Rollins. “The combination of our organizations will further our strategic goals of maintaining consistently strong earnings growth by leveraging our product and service capabilities over an expanded customer base.”

Following the merger, Prosperity will have a total of fifty-one (51) banking centers, twenty-nine (29) in the Houston CMSA, twelve (12) in the Dallas area and eleven (11) in eight contiguous counties south and southwest of Houston.

The transaction is subject to certain conditions and customary regulatory approvals and is expected to close before December 31, 2003. Operational integration is anticipated to begin shortly after closing.

Prosperity expects that the merger will be accretive to earnings one year after operational integration. This estimate does not consider any anticipated revenue enhancements that may be realized from the merger.

Strategic Rationale and Economics

•	Financially & strategically attractive
• Increases pro forma capital
• Market expansion opportunity for Prosperity Bank
• Attractive core deposit franchise; provides platform for growth

•	Transaction Details
• Shares issued:	393,075
• Cash consideration:	$12.6 million
• Accounting Treatment:	Purchase Accounting
• Expected closing:	4Q 2003
• Integration completion:	1Q 2004

•	Valuation (using Prosperity’s closing stock price on 10/03/03 of $22.42)
• Price/book:	2.19x
• Price/tangible Book:	2.19x
• Price to 2001 earnings:	11.55x
• Price to 2002 earnings:	12.29x
• Price/assets	22.83%
• Deposit premium:	14.05%

Conference Call

Prosperity’s management team will host a conference call on Wednesday, October 15, 2003 at 10:30 a.m. Eastern Daylight Time (9:30 a.m. Central Daylight Time) to discuss their third quarter 2003 earnings results, the proposed acquisitions of First State Bank of North Texas and MainBancorp, Inc., business trends and their outlook for the rest of 2003. Individuals and investment professionals may participate in the call by dialing 1-800-362-0571.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybanktx.com. The webcast may be accessed directly from Prosperity’s Investor Relations page by clicking on the “3rd Quarter results and webcast” link.

Other recent acquisitions:

Pending Acquisition of MainBancorp, Inc.

On July 21, 2003, Prosperity announced the acquisition of MainBancorp, the parent company for Dallas based mainbank, n.a. in a combined stock and cash transaction. mainbank, n.a. operates four (4) offices in the Dallas area, all of which will become full service banking centers of Prosperity Bank SM upon consummation of the transaction.

All necessary regulatory approvals have been received and the transaction is expected to close within the next 45 days.

Acquisition of Abrams Centre National Bank, N.A.

On May 6, 2003, Prosperity completed the acquisition of Abrams Centre National Bank, N.A., in a cash transaction. Abrams Centre National Bank operated two (2) offices in Dallas, Texas, both of which became full service banking centers of Prosperity Bank SM.

Acquisition of BankDallas, s.s.b.

On June 1, 2003, Prosperity completed the acquisition of BankDallas, s.s.b., in a cash transaction. BankDallas operated one (1) office in Dallas, Texas, which became a full service banking center of Prosperity Bank.

Prosperity Bancshares, Inc. SM

Prosperity Bancshares, Inc. SM, formed in 1983, is a $2.0 billion financial holding company headquartered in Houston, Texas. Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Trust and Financial Services, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. The company currently operates forty-five (45) full service banking locations, twenty-nine (29) in the Houston CMSA, five (5) in the Dallas area and eleven (11) in eight contiguous counties south and southwest of Houston.

Prosperity Bank operates the following full service banking centers: Angleton, Bay City, Beeville, Clear Lake, Cleveland, Cuero, Cypress, Dallas—Abrams Centre, Dallas—Camp Wisdom, Dallas—Glenn Heights, Dallas—Turtle Creek, Dallas—Westmoreland, Dayton, East Bernard, Edna, El Campo, Fairfield, Galveston, Goliad, Hitchcock, Houston—Aldine, Houston—Bellaire, Houston—CityWest, Houston—Copperfield, Houston—Downtown, Houston—Gladebrook, Houston—Highway 6, Houston—Medical Center, Houston—Memorial, Houston—Post Oak, Houston—River Oaks, Houston—Tanglewood, Houston—Waugh Drive, Houston—Woodcreek, Liberty, Magnolia, Mathis, Mont Belvieu, Needville, Palacios, Sweeny, Victoria, West Columbia, Wharton and Winnie.

In connection with the proposed merger of MainBancorp, Inc. into Prosperity Bancshares, Inc. and also in connection with the proposed acquisition by Prosperity Bancshares of First State Bank of North Texas, Prosperity Bancshares has previously filed with the Securities and Exchange Commission a registration statement on Form S-4 to register shares of Prosperity Bancshares common stock to be issued in one or more transactions involving the acquisition of businesses, assets, properties or securities. In connection with the proposed transaction between Prosperity Bancshares and MainBancorp and the proposed transaction between Prosperity Bancshares and First State Bank of North Texas, the shares of common stock to be issued by Prosperity Bancshares to the shareholders of MainBancorp and to the shareholders of First State Bank of North Texas have been registered under the registration statement on Form S-4 previously filed with the Securities and Exchange Commission.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY BANCSHARES. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus may also be obtained by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, Attn: Investor Relations. Prosperity Bancshares’ telephone number is (713) 693-9300.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by our management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares, Inc. SM and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include whether we can: continue to sustain our current internal growth rate or our total growth rate; successfully close and integrate acquisitions; continue to provide products and services that appeal to our customers; continue to have access to the debt and equity capital we need to sustain our growth; and achieve our sales objectives. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in our most recent Annual Report on Form 10-K .

Copies of Prosperity Bancshares, Inc.’s SM SEC filings may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

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